

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Jaymes Winters
Chief Executive Officer
Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

      Re: Nubia Brand International Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed August 28, 2023
          File No. 001-41323

Dear Jaymes Winters:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing

cc: Alex Weniger-Araujo